Mary T. Hoeltzel
Vice President and
Chief Accounting Officer

Two Liberty place 1601 Chestnut Street Philadelphia, PA 19192 Telephone (215) 761-1170 Mary.Hoeltzel@cigna.com

July 15, 2009

VIA EDGAR and FACSIMILE

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

RE:	CIGNA Corporation
Form 10-K for Fiscal Year Ended December 31, 2008
Filed February 26, 2009
File No. 001-08323

Dear Mr. Rosenberg:

On behalf of CIGNA Corporation and in response to your letter to Mr. Bell dated July 10, 2009, please be advised that we expect to provide a response to you on or before July 30, 2009.  This timeframe contemplates our normal review of the proposed response with members of the Audit Committee of our Board of Directors.  Additionally, we will also incorporate any changes in our Form 10-Q filing for the second quarter ended June 30, 2009, which we also expect to file on July 30, 2009.

If you would like to discuss this matter further, please do not hesitate to contact me at (215) 761-1170 or by facsimile at (215) 761-5613.

Thank you.

Sincerely yours,

/s/ Mary T. Hoeltzel

Mary T. Hoeltzel
Vice President and Chief Accounting Officer

cc:	James Peklenk
Joel Parker